UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No.1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

POLARITYTE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

731094108

(CUSIP Number)

John Stetson

2300 E. Las Olas Blvd. 4th Floor

Fort Lauderdale, FL 33301

561-351-3777

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 6, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731094108

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Stetson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER:
SHARES
BENEFICIALLY		199,673 (1)
OWNED BY	8	SHARED VOTING POWER:
EACH
REPORTING		58,890 (2)
PERSON	9	SOLE DISPOSITIVE POWER:
WITH
199,673 (1)
	10	SHARED DISPOSITIVE POWER:

58,890 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

258,563 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.20% (based on 21,475,370 shares outstanding as of September 12, 2018)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)	Includes (i) 70,923 shares of common stock and (ii) 128,750 shares of common stock underlying an option to purchase common stock.

(2)

Includes (i) 19,445 shares common stock held by Stetson Capital Investments, Inc. (“Stetson Capital”) and (ii) 39,445 shares common stock held by Stetson Capital Investments, Inc. Retirement Plan (the “Plan”). Mr. Stetson is President of Stetson Capital and is the trustee of the Plan and in such capacities is deemed to hold voting and dispositive power over the securities held by such entities.

CUSIP No. 731094108

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stetson Capital Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER:
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER:
EACH
REPORTING		19,445 (1)
PERSON	9	SOLE DISPOSITIVE POWER:
WITH
0
	10	SHARED DISPOSITIVE POWER:

19,445 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,445(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.09% (based on 21,475,370 shares outstanding as of September 12, 2018)
14	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)	Mr. Stetson is President of Stetson Capital in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

CUSIP No. 731094108

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stetson Capital Investments, Inc. Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER:
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER:
EACH
REPORTING		39,445 (1)
PERSON	9	SOLE DISPOSITIVE POWER:
WITH
0
	10	SHARED DISPOSITIVE POWER:

39,445 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,445 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.18% (based on 21,475,370 shares outstanding as of September 12, 2018)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1)	Mr. Stetson is trustee of the Plan in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the common stock, par value $0.001 per share, of PolarityTE, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 615 Arapeen Drive, Salt Lake City, UT 84108. This Amendment No. 1 amends and supplements, as set forth below, the information contained in Items 1, 5 and 6 of the Schedule 13D filed by the Reporting Person with respect to the Issuer on February 13, 2018 (as so amended, the “Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment No. 1, all information contained in the Schedule 13D is after reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, complete and correct as of the date of this Amendment No. 1.

Item 5. Interest in Securities of the Issuer

(a) John Stetson beneficially owns, together with all affiliates, an aggregate of 258,563 shares of the Issuer’s common stock, or 1.20% (based on 21,475,370 shares outstanding as of September 12, 2018) of the Issuer’s issued and outstanding shares of common stock. This beneficial ownership:

(1)	Includes (i) 70,923 shares of common stock and (ii) 128,750 shares of common stock underlying an option to purchase common stock.

(2)	Includes (i) 19,445 shares common stock held by Stetson Capital and (ii) 39,445 shares common stock held by the Plan. Mr. Stetson is President of Stetson Capital and is the trustee of the Plan and in such capacities is deemed to hold voting and dispositive power over the securities held by such entities.

(b) John Stetson may be deemed to hold sole voting and dispositive power over 199,673 shares of common stock(1) and shared voting and dispositive power over 58,890 shares of common stock(2). Stetson Capital may be deemed to hold shared voting and dispositive power over 19,445 shares of common stock. The Plan may be deemed to hold shared voting and dispositive power over 39,445 shares of common stock.

(1)	Includes (i) 70,923 shares of common stock and (ii) 128,750 shares of common stock underlying an option to purchase common stock.

(2)	Includes (i) 19,445 shares common stock held by Stetson Capital and (ii) 39,445 shares common stock held by the Plan. Mr. Stetson is President of Stetson Capital and is the trustee of the Plan and in such capacities is deemed to hold voting and dispositive power over the securities held by such entities.

(c)	On September 27, 2018, John Stetson sold 58,537 shares of common stock at a sale price of $19.18 per share.
On September 28, 2018, John Stetson sold 52,052 shares of common stock at a sale price of $19.27 per share.
On October 2, 2018, John Stetson sold 128,977 shares of common stock at a sale price of $18.73 per share.
On October 3, 2018, John Stetson sold 39,124 shares of common stock at a sale price of $18.00 per share.
On October 4, 2018, John Stetson sold 18,810 shares of common stock at a sale price of $17.19 per share.

In addition to the above listed sales of shares of common stock which resulted in the current material change in beneficial ownership in the Reporting Person’s holdings of such common stock, the Issuer previously made the following issuances which had the effect of materially altering the beneficial ownership of the Reporting Person: (i) On March 6, 2018, the Issuer received conversion notices from holders of 100% of the outstanding Series A Preferred Shares, Series B Preferred Shares, Series E Preferred Shares and exchanged the Series F Preferred Shares and warrants and issued an aggregate of 9,100,515 shares of common stock to such holders; (ii) On April 12, 2018, the Issuer completed a registered offering and issued 2,335,937 shares of common stock; and (iii) On June 5, 2018, the Issuer completed a second registered offering and issued 2,455,882 shares of common stock.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 258,563 shares of common stock reported in Item 5(a).

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities on March 6, 2018.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the shares.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description
99.1	Joint Filing Agreement among John Stetson, Stetson Capital Investments, Inc. and Stetson Capital Investments, Inc. Retirement Plan

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2018	/s/ John Stetson
John Stetson

Dated: October 9, 2018	Stetson Capital Investments, Inc.

	By:	/s/ John Stetson
John Stetson, President

Dated: October 9, 2018	Stetson Capital Investments, Inc. Retirement Plan

	By:	/s/ John Stetson
John Stetson, Trustee